Exhibit 1.02

Conflict Minerals Report of RadioShack Corporation

for the Year Ending December 31, 2013

RadioShack Corporation (“RadioShack” or “Company”) has prepared its Conflict Minerals Report for the Year Ending December 31, 2013 in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) which require RadioShack to conduct certain activities, including a “reasonable country of origin inquiry” (“RCOI”), and to disclose information about the sources of “conflict minerals” that may be present in our products as directed by the Act. The Rule deals with the sourcing of tin, tantalum, tungsten and gold (collectively “conflict minerals” or “3TG”) that originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and which may be considered necessary to a product’s functionality or production (the “Covered Conflict Minerals”).

This Report describes our efforts to obtain and evaluate information about the use and origin of conflict minerals in the products that are manufactured by RadioShack directly or by third parties under contract for RadioShack, whether these minerals are necessary to the functionality or production of these products, whether any conflict minerals in these products originated in one of the Covered Countries and to otherwise comply with the requirements of the Rule (our “Conflict Minerals Program”).

Introduction

RadioShack sells a wide variety of products, some of which are manufactured by RadioShack directly or by third parties under contract for RadioShack. Our products are sold worldwide, primarily direct to consumers and include various consumer electronics products such as AC chargers, antennas, audio cables, radios, scanners and other consumer-oriented electronics. The products we manufacture or contract with third parties for their manufacture are developed by a collaboration of our product development, global sourcing, and merchandising teams using RadioShack’s trademarks including Auvio®, Enercell®, Gigaware®, PointMobl® and Antennacraft®. These private-label products are referred to in this Report as “PL-Products” to distinguish them from all other consumer electronics goods that RadioShack sells but that are purchased as finished goods from third-party sources such as Samsung, Canon, Apple, Sandisk, Motorola and other internationally-recognized brands.

RadioShack is an active member in the Retail Industry Leaders Association’s (RILA’s) conflict minerals program, a multi-year program that helps retailers navigate compliance with the Rule including the issues, benchmarking, implementation tools, and key partnerships that can be involved.

Part 1 – Our Initial Due Diligence Efforts

In accordance with the Rule, RadioShack performed due diligence activities to survey our suppliers, to build conflict minerals awareness across our supply base and to determine the source and chain of custody necessary to determine the presence of conflict minerals in RadioShack’s PL-Product offerings. RadioShack designed its due diligence measures to conform in all material respects with the process defined by the Organisation for Economic Co-Operation and Development (the “OECD”) which is titled, the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Second Edition (OECD 2012) and related Supplements for each of the conflict minerals (the “OECD Framework”).

RadioShack’s due diligence measures were based not only on the OECD Framework but also on communications with our suppliers. As a retailer of finished goods, RadioShack is not directly engaged in the sourcing of raw materials, including any conflict minerals, and does not purchase raw ore or unrefined conflict minerals. Identifying the presence of conflict minerals that are sourced from a Covered Country is a challenge for retailers, and it may not be possible to identify the original source of conflict minerals with reasonable certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral-containing derivatives. Although the smelters and refiners are consolidating points for raw ore and are appropriately positioned in the supply chain to know the origin of the ores, RadioShack has focused its efforts during this first reporting year on educating and setting expectations for its suppliers and contract manufacturers in an effort to build conflict mineral awareness, assess the transparency of its supply chain and make an initial identification, where possible, of the smelters and refiners in its supply chain relating to the PL-Products.

RadioShack reviewed available In-Scope supplier data and determined those products that suppliers had manufactured, or contracted to manufacture, for which one or more conflict minerals are necessary to their functionality or production.

Part 2 – Our Reasonable Country of Origin Inquiry

RadioShack has performed a “reasonable country of origin inquiry” (“RCOI”) on conflict minerals that were in our supply chain after January 31, 2013 using the template developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI” and the “EICC-GeSI Template”) to assist in determining whether the origin of the minerals contained in the PL-Products were sourced from the Covered Countries or whether the minerals were sourced in other manners (e.g., from recycled or scrap sources). As a result of the RCOI process, RadioShack has been able to conclude that during 2013:

—	The RCOI was performed on 100% of RadioShack’s In-Scope suppliers.

—	Despite efforts to obtain further information as a result of the RCOI, RadioShack was not able to reach a determination as to the source of many of the 3TG-raw materials for PL-Products it manufactures or contracts to be manufactured.

Part 3 – Design of Due Diligence Framework

RadioShack has also implemented a system of internal controls to support the process of identifying and tracing conflict minerals usage within our supply chain. A summary of RadioShack’s due diligence activities in line with the OECD Framework that were conducted from June 2013 through January 2014 are outlined in the next section.

Part 4 – Due Diligence Performed

A.	RadioShack’s Conflict Minerals Management

—	Conflict Minerals Policy: RadioShack has adopted a formal policy that reflects our goal of compliance with the Rule and reducing the use of conflict minerals sourced from the Covered Countries. This is mentioned in more detail in this Report’s Part 5 (“Our Supply Chain Policies”).

—	Management Systems: RadioShack has established a governance model to oversee the implementation and ongoing management of our Conflict Minerals Program that includes a Steering Committee whose objective is to solicit the participation of leadership from the various business units and functions to develop, document and maintain a governance structure that enables sustainable compliance with the Rule and actively mitigates non-compliance risks. RadioShack has updated our internal standard operating procedures (SOP’s) for departments and business units affected by the Conflict Minerals Program.

—	Participating Business Units: RadioShack’s Conflict Minerals Program has been developed as a collaborative effort among various departments including Regulatory Affairs, Merchandising Operations, Technology Services, Legal, Finance and Internal Audit. During the development stage of the program, progress reports were regularly provided to the Company’s Vice President and General Counsel.

—	Supply Chain Controls: RadioShack has implemented a process to evaluate parts and suppliers in our supply chain for the potential presence of Covered Conflict Minerals in our PL-Products or where they are used as a necessary component of the manufacturing process. All supplier agreements require compliance with applicable laws, and the Conflict Minerals Rule is specifically identified. Agreements for international suppliers were updated in February, 2013 and agreements for domestic suppliers were updated in April, 2013 to require suppliers signing after these dates to provide information on their use and sourcing of conflict minerals.

—	Strengthen Engagement with Suppliers: RadioShack has communicated our policy regarding conflict minerals to all In-Scope suppliers and has provided these suppliers with compliance training.

—	Aggregate Supplier Survey Responses: RadioShack has generated aggregated supplier EICC-GeSI Template responses and reported them in regards to key metrics as part of our bi-monthly conflict minerals internal reporting process.

—	Review and Assess Smelter Information: RadioShack has conducted a review of publicly available 3TG smelter information to determine if smelters involved in RadioShack’s supply chain are reported as being certified as conflict free or whether a potential “red flag” (as defined by the OECD Framework) may be present. To determine each smelter’s conflict status, RadioShack relied on information provided by the Conflict Free Sourcing Initiative (“CFSI”). CFSI conducts a Conflict Free Smelter Program, in which it certifies smelters and refiners worldwide as being conflict free after confirming specific information including country of origin for 3TGs that the smelter/refiner may purchase for its operations. CFSI makes available to the public the list of smelters/refiners that have been certified by CFSI as conflict free.

—	Grievance Mechanism: RadioShack’s Code of Ethics is applicable to the concerns involved with the Rule and provides a feedback mechanism available to all interested parties to provide information or to voice their concerns. RadioShack’s Code of Ethics can be viewed at:

www.RadioShackCorporation.com, then > Investor Relations > Corporate Governance

—	Record Retention: RadioShack’s Regulatory Affairs department has been tasked with the collection and retention of supplier responses and summaries thereof generated through the use of the EICC-GeSI Template.

B.	Identify and Assess Risks in the Supply Chain

—	Identify Relevant Parts and Suppliers: RadioShack undertook a risk identification process in which we reviewed our PL-Products and all related direct-production materials. We identified items containing 3TGs of unknown origin and designated the suppliers of those items and categories as being “In-Scope”.

—	Survey the Suppliers: RadioShack has required its In-Scope suppliers of its PL-Products to complete a survey using the EICC-GeSI Template.

—	Collect Responses: RadioShack has managed the collection of EICC-GeSI Template responses and has made subsequent inquiries of suppliers until all had provided the template response.

—	Review Supplier Responses: RadioShack has reviewed the EICC-GeSI Template responses and analyzed them for completeness and consistency. Based on this review each template response has been assigned a conflict minerals status.

—	Response Follow-up: RadioShack has followed up with any supplier that has not completed the EICC-GeSI Template to our satisfaction. Specific corrective actions from suppliers depend on factors such as vendor size, risk level and supplier capabilities. Suppliers who do not improve their responses within the designated timeframe will go through an escalation process.

C.	Design and Implement a Strategy to Respond to Identified Risks

—	Report Potential Risk Findings: RadioShack has completed an OECD Gap Analysis which identified the potential risks and gaps between current processes and those outlined in the OECD Framework. The Steering Committee reviewed this information and recommended action plans to reduce risks and close gaps.

—	Risk Management Plan: RadioShack is considering the options for a risk mitigation strategy with the goal of systematically reducing the extent of exposure to risks of Rule non-compliance and the likelihood of its occurrence.

—	Implement Risk Mitigation: RadioShack is developing risk mitigation parameters and escalation steps which may be taken with non-compliant suppliers in accordance with the ongoing implementation of our Conflict Minerals Program. Additional fact finding, risk assessments, and reviews of changes in circumstances with our vendors may occur as part of RadioShack’s annual review of our Conflict Minerals Program.

D.	Independent Third-party Audits of Smelter/Refiners’ Due Diligence Practices

—	Audits of Smelters and Refiners: Since RadioShack has no direct relationship with smelters or refiners, and in accordance with the OECD Framework, RadioShack intends to support independent third-party audits of the conflict minerals-related due diligence efforts of smelters and refiners conducted by independent industry associations.

E.	Report Annually on Supply Chain Due Diligence

—	Annual Reporting: RadioShack will maintain ongoing compliance with the Rule through completion and filing of the Form SD Specialized Disclosure Report and our annual Conflict Minerals Report with the SEC each calendar year as required by the Rule.

Part 5 – Our Supply Chain Policies

A.	RadioShack’s Conflict Minerals Policy

—	In 2013 RadioShack adopted our Conflict Minerals Policy which references our commitment to addressing human rights abuses in the context of the Conflict Minerals Rule of the Act and specifies our participation with RILA in these efforts.

—	RadioShack’s Conflict Minerals Policy can be found on our corporate website at:

www.RadioShackCorporation.com, then > Citizenship > Responsibility

—	Also, RadioShack’s Code of Ethics is applicable to the concerns involved with the Rule and can be viewed at:

www.RadioShackCorporation.com, then > Investor Relations > Corporate Governance

B.	RadioShack’s Vendor Agreements

—	Each of our suppliers is required to sign the RadioShack Vendor Agreement which requires the supplier to warrant that all products supplied to RadioShack comply with applicable laws including a specific reference to the SEC’s Conflicts Mineral Rule. The Vendor Agreement also includes an obligation on the part of the Vendor to notify RadioShack in writing if any of the products supplied to RadioShack contains any conflict minerals from the Covered Countries.

—	In addition, RadioShack’s Supplier Code of Conduct and our Regulatory Compliance Policy require each supplier to comply with all applicable laws. These documents are a part of the RadioShack Vendor Guide which is referenced in each Vendor Agreement and posted at:

www.RadioShackCorporation.com, then > Citizenship > Responsibility

Part 6 – Results of RadioShack’s Reasonable Country of Origin Inquiry

A.	Responses from Our Suppliers

—	Based on the process described above, RadioShack received the following results from our Reasonable Country of Origin Inquiry:

INITIAL ASSESSMENT AND SURVEY RESPONSES
Total number of suppliers assessed	100%
Suppliers In Scope of the Rule	43%
Suppliers receiving EICC-GeSI Templates	100%
Responses received	100%

TYPES OF SUPPLIER RESPONSES
Supplier stated that no conflict minerals exist in materials provided to RadioShack	18%
Supplier stated that 3TG minerals are sourced from conflict-free smelters	15%
Supplier stated that 3TG minerals are from an unknown source	67%

B.	Findings

—	Consistent with the OECD Framework for downstream companies, RadioShack surveyed all In-Scope suppliers of its PL-Products through the EICC-GeSI Template to determine the smelter or location of origin of necessary conflict minerals in the supply chain with reasonable specificity.

—	RadioShack reviewed the responses we received from the In Scope suppliers, specifically checking whether the smelters reported to be in the supply chain of these direct suppliers were certified as compliant with the Conflict Free Smelter Program.

—	Based on the due diligence measures described in this Report and the information provided by our suppliers, RadioShack has collected the following information with respect to the facilities used to process conflict minerals found in PL-Products supplied by In-Scope suppliers:

¡	In-Scope suppliers reported the use of 284 unique smelters in 2013

¡	Of the 284 smelters, 87 were listed by CFSI as certified as being Conflict Free (as of April 2014)

—	RadioShack will continue its Conflict Minerals Program in order to promote the use of 3TG minerals necessary to PL-Product functionality and/or the manufacturing process that do not include 3TG originating in the Covered Countries.

Notes:

—	RadioShack is relying on our direct suppliers for information about the sourcing of 3TG as it has no current ability to independently identify relevant smelters or to validate the smelter’s use or non-use of conflict minerals from the Covered Countries.

—	The web sites mentioned in this Report are included for informational purposes and are not incorporated by reference into the Report.

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Matters discussed in this Report include forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements are statements that are not historical and may be identified by the use of words such as

“expect,” “believe,” “anticipate,” “estimate,” “intend,” “potential” or similar words. These matters include statements concerning management’s plans and objectives relating to our operations or economic performance and related assumptions. RadioShack specifically disclaims any duty to update any of the information set forth in this Report, including any forward-looking statements. Forward-looking statements are made based on management’s current expectations and beliefs concerning future events and, therefore, involve a number of assumptions, risks and uncertainties. Management cautions that forward-looking statements are not guarantees, and our actual results could differ materially from those expressed or implied in the forward-looking statements.

Copyright © 2014, RadioShack Corporation.